Exhibit 99.1

Cleos Goes Live with Sapiens SCIPSuite for Seamless Launch of New Products

Hosted on Microsoft Azure, Sapiens’ platform empowers German pet insurer to launch products faster, easier and more cost-efficiently

Holon, Israel, February 8, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that German pet insurance brand Cleos has gone live with Sapiens SCIPSuite to accelerate Cleos’ underwriting, digital sales and go-to-market processes.

Hosted on Microsoft Azure, Sapiens SCIPSuite was implemented in under three months, empowering the greenfield insurer Cleos with the digital tools to launch their first products within days. SCIPSuite provides Cleos with an end-to-end insurance platform with fully integrated policy administration and self-service customer portal, which will enable the insurer to configure, manage, and integrate products and scale their digital sales across any channel, including embedded strategies.

“Sapiens delivered precisely what Cleos needs to kickstart our growth, plus they met our timeframe of implementation within three months,” said Ingolf Putzbach, CEO of Cleos, which is a subsidiary of Uelzener Allgemeine Versicherungs-Gesellschaft a.G. and You Are We Beteiligungsgesellschaft GmbH.

“Sapiens enabled us to gain a competitive edge in a niche market by implementing a modern low-code insurance platform, so we can develop and sell new products quickly through digital channels,” Putzbach continued. “Sapiens empowers us to address our specific customers’ needs via our online portal and partnerships within the pet care online community.”

“We are delighted that Sapiens’ comprehensive solution and industry expertise delivered immediate business value to Cleos from Day 1, to bring their greenfield to life quickly,” said Bjorn Eickmann, Senior Director, Sapiens Germany. “Cleos can respond much more quickly to touchpoints in the customer journey and save time to market, giving them a competitive gain over their competitors. It is great to see Cleos is now becoming one of the most promising new insurance brands in its space.”

SCIPSuite is an all-in-one solution including fully integrated policy administration functions and self-service portals. The platform features a no-code editor to launch new products and sales channels without any programming, as well as a flexible API layer that makes it possible to easily connect existing systems or a partner ecosystem.

About Cleos

Cleo & You GmbH was founded in 2023 as a subsidiary of Uelzener Allgemeine Versicherungs-Gesellschaft a. G. and You Are We Beteiligungsgesellschaft GmbH in Hamburg, Germany. As an independent brand within the Uelzener Versicherungen companies, Cleos pursues a digital-first approach and an online platform for pet insurance. For more information visit https://cleos.de/

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Media Contact

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

Regionaler Pressekontakt

Christian Vorwerck
Head of Marketing DACH

Sapiens Germany GmbH

Schäferkampsallee 16

20357 Hamburg
Mobile +49 (0)160 433 46 26

Email: Christian.Vorwerck@sapiens.com

www.sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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www.sapiens.com

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